Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FIRST QUARTER 2026 FINANCIAL RESULTS

SOLID START TO 2026 WITH CONTINUED REVENUE GROWTH AND ALFCF GENERATION

London, United Kingdom, May 12, 2026. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the first quarter ended March 31, 2026.

CONSOLIDATED HIGHLIGHTS – FIRST QUARTER 2026

The table below sets forth the select financial results for the three months ended March 31, 2026 and 2025:

	Three months ended
	March 31,	March 31,
	2026	2025	Change(c)
	$’m	$’m	%

Revenue (from continuing operations)(a)	415.4	392.1	6.0
Revenue from discontinued operations(a)	51.8	47.5	9.0
Adjusted EBITDA(b)	268.7	252.6	6.4
Income for the period	77.0	30.7	150.8
Cash from operations	244.9	216.3	13.2
ALFCF(b)	173.5	149.9	15.8

(a)	On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale from December 31, 2025, which impacts the presentation of the Group balance sheet, and further, since the entire Latam reportable segment comprised these groups, the segment was presented as discontinued operations which impacts the Group income statement presentation including revenue.
(b)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
(c)	In October 2025, the Company completed the Rwanda Disposal. IHS Rwanda contributed $14.5 million and $9.7 million to revenue and Adjusted EBITDA, respectively, in the first quarter of 2025.

Financial Highlights

~~●~~	Revenue from continuing operations of $415.4 million (which excludes revenue of $51.8 million for the Latam segment presented within discontinued operations) increased 6.0% year-on-year, despite a 3.7% inorganic revenue headwind from the disposal of the Company’s Rwanda operations in October 2025
●	Organic revenue declined 1.7% despite Constant Currency(d) revenue increasing 3.7%, as growth was offset by reduced revenue related to foreign exchange (“FX”) resets and power indexation. Constant Currency growth was driven by higher revenue from Colocation, Lease Amendments, New Sites and escalators. The organic and inorganic declines were more than offset at the reported level by an 11.4% benefit from favorable FX movements used to translate the results of our operations, including the Nigerian Naira (“NGN” or “Naira”) versus the U.S. dollar (“USD”)
●	Adjusted EBITDA increased 6.4% year-on-year to $268.7 million reflecting the increase in revenue. Income for the current period was $77.0 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) increased 15.8% to $173.5 million primarily driven by a reduction in interest payments. Cash from operations was $244.9 million
●	Capital expenditure (“Total Capex”) of $41.4 million, decreased 5.3% year-on-year, primarily driven by the phasing of discretionary capital expenditure
●	Consolidated net leverage ratio(e) of 2.9x, down 0.5x year-on-year

Strategic and Operational Highlights

●	Announced the proposed sale of IHS Towers to MTN Group Limited in February 2026 at an enterprise value(f) of $6.2 billion
●	In February 2026, the Company announced it had agreed to sell its Latin America tower operations to Macquarie Asset Management at an enterprise value(f) of approximately $952 million, and its 51.0% stake in I-Systems to TIM S.A. at an enterprise value(f) of approximately $453 million; in May 2026, the sale of the Company’s I-Systems stake to TIM S.A. completed
●	The Naira appreciated 4.6% versus the U.S. dollar during the quarter, reflecting a more stable FX environment than in prior years. U.S dollar availability remains in line with business requirements
●	Towers of 37,641 with Tenants of 54,854 at the end of the first quarter, leading to a Colocation Rate of 1.46x. Lease Amendments increased during the period to 45,298

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We delivered a positive start to the year, with solid first‑quarter revenue and free cash flow growth, underpinned by disciplined execution and continued commercial momentum across the business. The proposed sale of IHS Towers to MTN, expected to close in 2026, remains an important strategic milestone, building on our long‑standing partnership and supporting the Group’s next phase of development.”

(d)	“Constant Currency” combines the impact from CPI escalation, New Sites, new Colocation, new Lease Amendments, fiber and other revenues, as captured in organic revenue. Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for the definition of organic revenue and additional information.
(e)	Consolidated net leverage ratio is a non-IFRS financial measure. See “Use of Non-IFRS financial measures” for additional information, definition and a reconciliation to the most comparable IFRS measure.
(f)	Enterprise value is defined as anticipated cash consideration to be received plus borrowings less cash in the business and is inclusive of IFRS 16 lease liabilities and stated for a 100% shareholding. Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for further information on these transactions.

RESULTS OF OPERATIONS

Impact of Naira foreign exchange movements

In 2026, the Naira exchange rate against the U.S. dollar has exhibited reduced volatility compared with 2024, broadly consistent with the trend seen in 2025. The rates used in the preparation of our financial statements are shown below:

	Closing Rate	Closing Rate Movement(a)	3- Month Average Rate	Average Rate Movement(a)
	₦:$	$:₦	₦:$	$:₦
December 31, 2023	911.7	––	815.0	––
March 31, 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%
March 31, 2025	1,538.1	0.5%	1,526.7	6.7%
June 30, 2025	1,543.0	(0.3)%	1,580.8	(3.4)%
September 30, 2025	1,486.5	3.7%	1,523.2	3.6%
December 31, 2025	1,448.3	2.6%	1,453.3	4.8%
March 31, 2026	1,384.5	4.6%	1,385.0	4.9%

(a)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as a percentage of the period’s rate.

Compared to the same period in 2025, changes in the Naira exchange rate used to translate the results of our Nigeria operations positively impacted revenue and segment Adjusted EBITDA in the first quarter of 2026 by $26.7 million and $16.9 million, respectively. These impacts were partially offset by foreign exchange resets in some of our contracts. Movements in the Naira exchange rate in the first quarter of 2026 resulted in unrealized foreign exchange gains of $80.3 million on U.S. dollar denominated intercompany loans advanced to our Nigerian operations. These unrealized foreign exchange impacts are recognized in finance income or finance costs accordingly; however, Group net assets are not impacted, as equal and opposite movements are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities (which include these loans).

Results for the three months ended March 31, 2026 versus 2025

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale from December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation. Accordingly, the description of revenue from continuing operations is now presented separately from the description of revenue from discontinued operations and Adjusted EBITDA Margin is only presented for individual segments. Other key performance indicators, including Adjusted EBITDA and ALFCF, continue to reflect the performance inclusive of the Latin America segment as the associated IFRS measures of earnings and cash from operations continue to include results from discontinued operations. In May 2026, the Group completed the disposal of its 51.0% stake in I-Systems to TIM S.A.

Revenue from continuing operations

Revenue from continuing operations for the three month period ended March 31, 2026 (“first quarter”) was $415.4 million, an increase of 6.0% year-on-year, despite a 3.7% inorganic revenue headwind from the disposal of the Company’s Rwanda operations in October 2025. Organic revenue(a) decreased by $6.8 million (1.7%) driven by a reduction in revenues related to foreign exchange resets and power indexation, largely as a result of the appreciation of the Naira versus the U.S. dollar. This more than offset the continued growth in revenues from Tenants, Lease Amendments and New Sites, in addition to the benefit of escalations, and came despite the impact of Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the contract renewals and extensions signed during the third quarter of 2024. Inorganic revenue(a) decreased by $14.5 million, which related to the disposal of operations in Rwanda in October 2025. The decrease in organic revenue was more than offset by the non-core(a) impact of favorable movements in foreign exchange rates used to translate the results of foreign operations of $44.7 million, or 11.4%, of which $26.7 million was due to the appreciation of the Naira.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

Revenue from discontinued operations

Revenue from the Latin America segment for the three month period ended March 31, 2026, presented within discontinued operations, was $51.8 million, an increase of 9.0% year-on-year.

Towers, tenants and lease amendments

For the first quarter, there was a year-on-year net decrease in Towers of 1,571 (a net decrease of 104 year-on-year excluding the impact of the Rwanda disposal), resulting in total Towers of 37,641 at the end of the period. The decrease primarily resulted from the divestiture of 1,467 Towers in Rwanda in October 2025. The addition of 594 New Sites year-on-year, was more than offset by 677 Churned and 21 decommissioned sites. Tenants declined 4,752 year-on-year (including the divestiture of 3,041 from Rwanda, and a reduction of 4,132 from Churn). The Churn was inclusive of 2,576 tenants in the third quarter of 2025, which reflected an updated agreement with our smallest Key Customer in Nigeria, T2 (previously known as 9mobile), signed in that quarter. It was agreed that T2 would vacate our sites in exchange for a contractual commitment to settle portions of its historic overdue balances through July, 2027. As a result, total Tenants were 54,854 at the end of the first quarter, with a Colocation Rate of 1.46x, in line with the fourth quarter of 2025. Excluding the impact of these two items, we added 865 net new tenants year-on-year. Year-on-year, we added 5,593 Lease Amendments, driven by continued incremental demand for ancillary services, resulting in total Lease Amendments of 45,298 at the end of the first quarter.

(a)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue, inorganic revenue and non-core and additional information in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 (filed on form 6-K with the Securities and Exchange Commission on May 12, 2026).

Adjusted EBITDA

Adjusted EBITDA for the first quarter of $268.7 million increased 6.4% year-on-year reflecting the increase in revenue described above. Cost of sales included within Adjusted EBITDA increased $7.3 million year-on-year, primarily driven by increases in tower repairs and maintenance costs ($2.1 million), staff costs ($1.6 million), power generation costs ($1.3 million), site rental costs ($0.9 million) and regulatory fees ($0.4 million). The $4.2 million increase in administrative expenses included within Adjusted EBITDA was primarily driven by other administrative expenses.

Income for the period

Income for the first quarter of 2026 was $77.0 million, compared to $30.7 million in the first quarter of 2025. The increase was primarily driven by a $80.7 million favorable movement in net finance income/(costs), mainly reflecting the impact of changes in the Naira exchange rate in the respective periods on U.S. dollar-denominated intercompany loans advanced to our Nigerian operations. In the first quarter of 2026, the Naira appreciated with an average exchange rate of ₦1,385 to the U.S dollar. Revenue also increased by $23.3 million.

These increases were partially offset by an increase in administrative expenses of $68.0 million, and an increase in cost of sales of $9.8 million. Administrative expenses in the quarter included accelerated expenses of $33.1 million related to share-based payment and long-term employee benefit expenses as a result of a change in expected vesting periods and settlement obligations following the February 2026 announcement by the Group that it had entered into a merger agreement to be acquired by MTN Group Limited. Administrative expenses also reflected a $17.9 million unfavorable movement in the net impairment of withholding tax receivables and a $8.3 million increase in business combination costs mainly due to costs associated with the merger transaction.

Cash from operations

Cash from operations for the first quarter of 2026 was $244.9 million, compared to $216.3 million for the first quarter of 2025. The increase primarily reflected a $19.3 million reduction in working capital outflows in addition to an increase in operating income before working capital changes of $9.3 million.

ALFCF

ALFCF for the first quarter of 2026 was $173.5 million, compared to $149.9 million for the first quarter of 2025. The increase in ALFCF was primarily due to a decrease of $26.4 million in net interest paid mainly due to the impact of the repayment and refinancing of high interest debt, partially offset by an increase in lease and rent payments of $7.9 million.

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Set out below are revenue and segment Adjusted EBITDA for each of our reportable segments, for the three months ended March 31, 2026 and 2025:

	Revenue			Adjusted EBITDA
	Three months ended March 31,			Three months ended March 31,
	2026	2025	Change	2026	2025	Change
	$’m	$’m	%	$’m	$’m	%

Nigeria	285.0	271.4	5.0	182.6	179.2	2.0
SSA	130.4	120.7	8.1	77.6	71.7	8.3
Continuing operations	415.4	392.1		260.2	250.9

Latam	51.8	47.5	9.0	37.6	35.6	5.6
Discontinued operations	51.8	47.5		37.6	35.6

Unallocated corporate expenses(a)	—	—	—	(29.1)	(33.9)	14.1
Total	467.2	439.6	6.3	268.7	252.6	6.4

(a)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

Nigeria

First quarter revenue increased 5.0% year-on-year to $285.0 million. Organic revenue decreased by $13.1 million, a decrease of 4.8% year-on-year, driven largely by a reduction in revenues linked to foreign exchange resets and diesel prices as a result of the appreciation of the Naira versus the U.S dollar during the period, which more than offset the growth primarily driven by escalations and Lease Amendments. Continued growth in revenue from Colocation, Lease Amendments and New Sites was partially offset by Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the contract renewals and extensions signed during the third quarter of 2024. The decrease in organic revenue was more than offset by favorable movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,385 to $1.00 in the first quarter of 2026 compared to an average rate of ₦1,527 to $1.00 in the first quarter of 2025. This led to a non-core increase of $26.7 million, or 9.8% year-on-year.

Tenants decreased by 2,491 year-on-year, with growth of 819 from Colocation and 42 from New Sites, more than offset by 3,352 Churn, which was inclusive of 2,576 tenants in the third quarter of 2025 which reflected an updated agreement with our smallest Key Customer, T2. It was agreed that T2 would vacate our sites in exchange for a contractual commitment to settle portions of its historic overdue balances through July, 2027. Lease Amendments increased by 4,240 driven by continued incremental demand for ancillary services.

Segment Adjusted EBITDA for the first quarter increased 2.0% year-on-year to $182.6 million, resulting in an Adjusted EBITDA Margin of 64.1%. The year-on-year increase in segment Adjusted EBITDA for the first quarter primarily reflected the increase in revenue described above, partly offset by an increase in cost of sales and administrative expenses included within segment Adjusted EBITDA. During the first quarter the increase in costs was primarily driven by a year-on-year increase in staff costs ($4.4 million), other administrative costs ($2.3 million) and tower repairs and maintenance costs ($1.4 million), with increases enhanced by the appreciation of the Naira, which is used to translate the results of our Nigeria operations.

SSA

First quarter revenue increased 8.1% year-on-year to $130.4 million, despite a 12.0% inorganic revenue headwind related to the disposal of operations in Rwanda in October 2025. Organic revenue, which increased by $6.3 million, or 5.2%, led by growth in revenue from new Tenants, Colocations, New Sites and escalations, partially offset by lower revenues from foreign exchange resets. The overall increase in revenue was also driven by an increase in non-core revenues as a result of positive movements in foreign exchange rates of $18.0 million, or 14.9%.

Tenants decreased by 3,003 year-on-year, primarily due to the disposal of 3,041 tenants in Rwanda. Other than this disposal, tenants increased by 38 driven by increases of 465 from Colocation and 190 from New Sites, partially offset by a reduction of 617 tenants from Churn primarily related to ZedMobile (“ZedMobile”), while Lease Amendments increased by 517.

Segment Adjusted EBITDA for the first quarter increased 8.3% year-on-year to $77.6 million, resulting in an Adjusted EBITDA Margin of 59.5%. The year-on-year increase in segment Adjusted EBITDA for the first quarter primarily reflected the increase in revenue described above, partially offset by a $2.3 million increase in costs included within Adjusted EBITDA. The increase in costs was primarily driven by increases in other administrative expenses ($3.1 million) largely reflecting a provision associated with the ZedMobile Churn in Zambia, power generation costs ($1.1 million) and tower repairs and maintenance costs ($0.9 million), partially offset by a reduction in staff costs ($1.3 million).

Latam

First quarter revenue increased 9.0% year-on-year to $51.8 million. Organic revenue declined 2.1% in the quarter, or $1.0 million, with the first quarter of 2025 benefitting from the recognition of non-recurring revenue of $3.6 million from our customer Oi S.A. (“Oi Brazil”) relating to a transfer of assets as part of their judicial recovery proceedings, which was partially offset by continued growth in Tenants, Lease Amendments, New Sites and CPI escalations. The decrease in organic growth was more than offset by the non-core impact of favorable movements in foreign exchange rates of $5.2 million, or 11.0%.

Tenants increased by 742 year-on-year, including 362 from New Sites and 543 from Colocation, while Lease Amendments increased by 836.

First quarter segment Adjusted EBITDA increased 5.6% to $37.6 million for a segment Adjusted EBITDA Margin of 72.7%, primarily driven by the increase in revenue during the period, partially offset by an increase in costs included within Adjusted EBITDA. The increase in costs was primarily driven by an increase in staff costs ($1.9 million) and site rental costs ($0.9 million).

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale from December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation. In May, 2026 the sale of the Company’s I-Systems stake to TIM S.A. completed.

CAPITAL EXPENDITURE

Set out below is the capital expenditure for the three months ended March 31, 2026 and 2025 for each of our reporting segments:

	Three months ended
	March 31,	March 31,
	2026	2025	Change
	$’m	$’m	%

Nigeria	16.4	11.2	45.4
SSA	3.2	8.2	(61.3)
Other	—	0.4	(100.0)
Continuing operations	19.6	19.8

Latam	21.8	23.8	(8.2)
Discontinued operations	21.8	23.8

Total capital expenditure	41.4	43.6	(5.3)

During the first quarter of 2026, capital expenditure (“Total Capex”) was $41.4 million, compared to $43.6 million for the first quarter of 2025. The decrease was primarily driven by lower capital expenditure in our SSA and Latam segments, mainly due to lower discretionary capital expenditure and lower fiber capital expenditure, respectively. These decreases were partially offset by higher capital expenditure in our Nigeria segment, reflecting the phasing of maintenance capital expenditure, fiber capital expenditure and augmentation capital expenditure, in addition to movements in foreign exchange rates.

Nigeria

The 45.4% year-on-year increase for the first quarter was primarily driven by increases related to maintenance capital expenditure ($2.4 million), fiber capital expenditure ($1.7 million) and augmentation capital expenditure ($0.8 million).

SSA

The 61.3% year-on-year decrease for the first quarter was primarily driven by decreases in other capital expenditure ($2.3 million), augmentation capital expenditure ($1.7 million) and maintenance capital expenditure ($1.1 million).

Latam

The 8.2% year-on-year decrease for the first quarter was primarily driven by decreases related to the fiber business ($2.9 million), New Sites ($1.8 million) and maintenance capital expenditure ($0.2 million), partially offset by an increase related to augmentation capital expenditure ($2.9 million).

FINANCING ACTIVITIES FOR PERIOD JANUARY 1, 2026 TO MARCH 31, 2026

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on March 31, 2026.

Nigeria (2026) Revolving Credit Facility

IHS Mauritius NG Holdco Limited, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an NGN100.0 billion (approximately $72.2 million) Naira-denominated revolving credit facility agreement in January 2026 (with the potential to upsize to NGN200.0 billion (approximately $144.5 million)) (as amended and/or as amended and restated from time to time the “Nigeria 2026 RCF”), between, amongst others, IHS (Nigeria) Limited, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited and INT Towers NG Finco 1 Plc as guarantors; Stanbic IBTC as agent and certain financial institutions listed therein as original lenders.

The interest rate under the Nigeria 2026 RCF is equal to the Nigerian MPR plus a margin of 1.0% per annum. IHS Mauritius NG Holdco Limited also pays certain other fees and costs, including a supplemental agency fee, an arranging fee, a management fee and an agent fee.

The Nigeria 2026 RCF is scheduled to terminate in March 2029 and is repayable in full on that date. Subject to certain conditions, IHS Mauritius NG Holdco Limited and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2026 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of May 8, 2026, there were no amounts drawn and outstanding under the Nigeria 2026 RCF.

Hedging Transactions

In connection with the disposal of our Latin American fiber operations, we entered into a BRL915 million (approximately $174 million) deal contingent non-deliverable foreign exchange forward transaction with JPMorgan Chase Bank, N.A. on February 12, 2026. The transaction has a long-stop date of February 11, 2027. We entered into this transaction to hedge the proceeds from the disposal, which will be denominated in Brazilian Real. The transaction matured and settled in connection with the completion of this disposal. As a result, we entered into a new BRL935 million (approximately $178 million) non-deliverable foreign exchange forward transaction to continue to hedge the proceeds from the disposal until the proceeds are upstreamed. The long-stop date of this hedge is in June 2026.

In connection with the disposal of our Latin American tower operations, we entered into a BRL1,500 million (approximately $285 million) deal contingent non-deliverable foreign exchange forward transaction with Itau BBA International plc on February 18, 2026. The transaction has a long-stop date of February 17, 2027. We entered into this transaction to hedge the Brazilian Real-denominated component of the sale price that is not fixed to U.S. dollars directly in the stock purchase agreement.

ACTIVITIES AFTER THE REPORTING PERIOD ENDED MARCH 31, 2026

Sale of I-Systems

In May 2026, the Group completed the disposal of its 51.0% stake in I-Systems to TIM S.A. Refer to note 20.2 of our unaudited condensed consolidated interim financial statements for further details including the assets and liabilities held for sale as at March 31, 2026. The Group’s related deal contingent non-deliverable foreign exchange forward transaction matured and settled in connection with the completion of this disposal. As a result, the Group entered into a new BRL935 million (approximately $178 million) non-deliverable foreign exchange forward transaction to continue to hedge the proceeds from the disposal (until the proceeds are upstreamed), which are denominated in Brazilian Real. The long-stop date of this hedge is in June 2026.

Conference Call

Further to the Company’s announcements on February 17, 2026, including the proposed sale of the Company to MTN Group Limited, please note that the Company will not be hosting a conference call or webcast in relation to these financial results.

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 37,000 towers across its seven markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com.

For more information about the Company and our financial and operating results, please also refer to our Investors Relations website at www.ihstowers.com/investors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy and plans, the consummation of the transactions that we have announced, including the transactions contemplated by the recent stock purchase agreement with TIM S.A., the recent stock purchase agreement with Latam Towers Infrastructure, LLC and the merger agreement with MTN Group Limited, and the funding and timing of the anticipated transactions, shareholder value creation (including productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations, the potential payment of dividends and/or potential share buybacks), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals, the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, our objectives for future operations, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate and the wider global economy, including any impact of potential tariffs imposed by foreign governments;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets, as well as recent hostilities involving Iran and related developments in the Middle East, which may affect oil productions, trade routes and global energy markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to successfully execute our business strategy and operating plans, and manage our growth;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;

●	increases in operating expenses, including fluctuating costs for diesel or ground leases;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	potential uncertainty and contingencies related to consummation of the transactions contemplated by the recently announced stock purchase agreements with TIM S.A. and Latam Towers Infrastructure, LLC, respectively, and the merger agreement with MTN Group Limited;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;

●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to any website or other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025

	Three months ended
	March 31,	March 31,
	2026	2025(a)
	$’m	$’m

Continuing operations
Revenue	415.4	392.1
Cost of sales	(183.6)	(173.8)
Administrative expenses	(120.7)	(52.7)
Other income	0.2	0.2
Operating income	111.3	165.8
Finance income	116.6	18.3
Finance costs	(110.7)	(93.1)
Income before income tax	117.2	91.0
Income tax expense	(50.1)	(44.1)
Income from continuing operations	67.1	46.9
Income/(loss) from discontinued operations	9.9	(16.2)
Income for the period	77.0	30.7

Attributable to:
Owners of the Company	75.8	33.1
Non‑controlling interests	1.2	(2.4)
Income for the period	77.0	30.7

Income/(loss) attributable to owners arises from:
Continuing operations	67.2	46.9
Discontinued operations	8.6	(13.8)
	75.8	33.1

Income per share from continuing operations
Income per share ($) - basic	0.20	0.14
Income per share ($) - diluted	0.20	0.14

Income per share
Income per share ($) - basic	0.23	0.10
Income per share ($) - diluted	0.22	0.10

Other comprehensive (loss)/income:
Items that may be reclassified to income or loss
Exchange differences on translation of foreign operations	(34.8)	75.2
Other comprehensive (loss)/income for the period, net of taxes	(34.8)	75.2

Total comprehensive income for the period	42.2	105.9

Attributable to:
Owners of the Company	34.1	96.8
Non‑controlling interests	8.1	9.1
Total comprehensive income for the period	42.2	105.9

Total comprehensive income for the period attributable to owners arises from:
Continuing operations	0.4	47.5
Discontinued operations	33.7	49.3
	34.1	96.8

(a)	The results for the three months ended March 31, 2025 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 20.1 in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 (filed on form 6-K with the Securities and Exchange Commission on May 12, 2026) for further information.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT MARCH 31, 2026, AND DECEMBER 31, 2025

	March 31,	December 31,
	2026	2025
	$’m	$’m
Non‑current assets
Property, plant and equipment	806.5	816.1
Right-of-use assets	361.7	369.9
Goodwill	269.5	262.7
Other intangible assets	281.3	288.9
Deferred income tax assets	76.9	65.1
Derivative financial instrument assets	42.0	48.1
Trade and other receivables	138.2	135.8
	1,976.1	1,986.6
Current assets
Inventories	41.1	42.1
Income tax receivable	0.8	0.8
Trade and other receivables	202.3	181.4
Cash and cash equivalents(a)	940.5	825.7
Assets held for sale	1,504.9	1,453.0
	2,689.6	2,503.0

TOTAL ASSETS	4,665.7	4,489.6

Non‑current liabilities
Trade and other payables	133.0	122.3
Borrowings	2,813.2	2,842.0
Lease liabilities	303.7	311.7
Provisions for other liabilities and charges	55.7	59.7
Deferred income tax liabilities	42.7	40.4
	3,348.3	3,376.1
Current liabilities
Trade and other payables	315.6	278.0
Provisions for other liabilities and charges	6.0	6.0
Derivative financial instrument liabilities	13.0	—
Income tax payable	107.9	69.9
Borrowings	322.9	295.7
Lease liabilities	62.3	60.7
Liabilities held for sale	513.4	493.0
	1,341.1	1,203.3

TOTAL LIABILITIES	4,689.4	4,579.4

Stated capital	5,424.8	5,419.7
Accumulated losses	(6,724.6)	(6,800.4)
Other reserves	1,106.5	1,129.4
Equity attributable to owners of the Company	(193.3)	(251.3)
Non‑controlling interests	169.6	161.5
TOTAL EQUITY	(23.7)	(89.8)

TOTAL LIABILITIES AND EQUITY	4,665.7	4,489.6
(a)	Excludes $26.0 million cash classified within assets held for sale as of March 31, 2026 (December 31, 2025: $27.6 million) see note 20.2 in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 (filed on form 6-K with the Securities and Exchange Commission on May 12, 2026) for further information.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m

At January 1, 2025	5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)
Exercise of share options	15.3	—	(15.3)	—	—	—
Share‑based payment expense	—	—	5.5	5.5	—	5.5
Total transactions with owners	15.3	—	(9.8)	5.5	—	5.5

Income/(loss) for the period	—	33.1	—	33.1	(2.4)	30.7
Other comprehensive income	—	—	63.7	63.7	11.5	75.2
Total comprehensive income	—	33.1	63.7	96.8	9.1	105.9

At March 31, 2025(a)	5,418.4	(6,910.9)	1,121.6	(370.9)	167.9	(203.0)

At January 1, 2026	5,419.7	(6,800.4)	1,129.4	(251.3)	161.5	(89.8)
Exercise of share options	5.1	—	(5.1)	—	—	—
Share‑based payment expense	—	—	23.9	23.9	—	23.9
Total transactions with owners	5.1	—	18.8	23.9	—	23.9

Income for the period	—	75.8	—	75.8	1.2	77.0
Other comprehensive (loss)/income	—	—	(41.7)	(41.7)	6.9	(34.8)
Total comprehensive income/(loss)	—	75.8	(41.7)	34.1	8.1	42.2

At March 31, 2026	5,424.8	(6,724.6)	1,106.5	(193.3)	169.6	(23.7)

(a)	The closing balance of accumulated losses at March 31, 2025 reflects a revision related to depreciation, and the related deferred tax impact that was previously revised for the opening balance at December 31, 2024 as described in Note 34 to the 2025 Annual Report on Form 20-F.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025

	Three months ended
	March 31,	March 31,
	2026	2025
	$’m	$’m
Cash flows from operating activities
Cash from operations	244.9	216.3
Income taxes paid	(16.3)	(16.0)
Net cash from operating activities	228.6	200.3

Cash flow from investing activities
Purchase of property, plant and equipment	(42.1)	(47.1)
Payment in advance for property, plant and equipment	(4.3)	(9.4)
Purchase of software and licenses	—	(0.1)
Proceeds from sale of subsidiaries	4.8	—
Net proceeds relating to disposal of property, plant and equipment	1.1	0.7
Insurance claims received	—	0.1
Interest received	10.1	9.3
Deposit of short-term deposits	(0.8)	(1.8)
Refund of short-term deposits	1.0	9.1
Net cash used in investing activities	(30.2)	(39.2)

Cash flows from financing activities
Repayment of borrowings	(16.7)	(20.5)
Fees on borrowings and derivative instruments	(2.1)	(4.5)
Interest paid	(33.0)	(55.6)
Payment for the principal portion of lease liabilities	(16.6)	(11.4)
Interest paid for lease liabilities	(15.8)	(13.1)
Interest paid on derivative instruments	—	(3.0)
Net cash used in financing activities	(84.2)	(108.1)

Net increase in cash and cash equivalents	114.2	53.0
Cash and cash equivalents at beginning of period	853.3	578.0
Exchange differences	(1.0)	(2.0)
Cash and cash equivalents at end of period(a)	966.5	629.0

(a)	Includes $26.0 million classified within assets held for sale as of March 31, 2026 see note 20.2 in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 (filed on form 6-K with the Securities and Exchange Commission on May 12, 2026) for further information.

Use of Non-IFRS financial measures

Certain parts of this document contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Levered Free Cash Flow (“ALFCF”) and consolidated net leverage ratio. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with Accounting Standards as issued by International Accounting Standards Board (“IFRS® Accounting Standards”), and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

The most directly comparable IFRS measure to Adjusted EBITDA is our income for the period.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to income/(loss) or income/(loss) margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

The following is a reconciliation of Adjusted EBITDA from the most directly comparable IFRS measure which is income for the three months ended March 31, 2026 and 2025:

	Three months ended
	March 31,	March 31,
	2026	2025
	$'m	$'m

Income for the period	77.0	30.7

Adjustments(a):
Income tax expense	43.0	38.5
Finance costs(b)	125.0	114.3
Finance income(b)	(126.5)	(20.5)
Depreciation and amortization	55.8	89.4
Net impairment/(reversal of impairment) of withholding tax receivables(c)	5.5	(12.4)
Business combination transaction costs	9.2	0.9
Net impairment of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent(d)	32.8	2.0
Net (gain)/loss on disposal of property, plant and equipment and right-of-use assets	(1.5)	1.2
Share-based payment expense(e)	23.9	5.5
Insurance claims(f)	—	(0.1)
Other costs(g)	24.5	3.1
Adjusted EBITDA	268.7	252.6
(a)	Adjustments include relevant amounts in relation to discontinued operations summarized in note 20.1 in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 (filed on form 6-K with the Securities and Exchange Commission on May 12, 2026).
(b)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements, net realized and unrealized gains from valuations of financial instruments and other interest income.
(c)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(e)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation input assumptions.
(f)	Represents insurance claims included as other income.
(g)	Other costs for the three months ended March 31, 2026, included $17.5 million (three months ended March 31, 2025: $nil) of one-off long-term employee benefit costs, and one-off expenses related to strategic initiatives and operating systems of $7.0 million (three months ended March 31, 2025: $1.5 million).

ALFCF

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, income taxes paid, withholding tax, lease and rent payments made, net interest paid or received, business combination transaction costs, maintenance capital expenditure and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing our current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS Accounting Standards.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS Accounting Standards.

ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

The following is a reconciliation of ALFCF from the most directly comparable IFRS measure, which is cash from operations, for the three months ended March 31, 2026, and 2025:

	Three months ended
	March 31,	March 31,
	2026	2025
	$'m	$'m

Cash from operations	244.9	216.3
Net movement in working capital	14.3	33.6
Income taxes paid	(16.3)	(16.0)
Withholding tax(a)	(8.7)	(5.2)
Lease and rent payments made	(32.4)	(24.5)
Net interest paid(b)	(22.9)	(49.3)
Business combination transaction costs	0.7	1.4
Other costs(c)	8.3	6.9
Maintenance capital expenditure(d)	(14.4)	(13.2)
Corporate capital expenditure(e)	—	(0.1)
ALFCF	173.5	149.9

Non-controlling interest	(3.2)	(2.9)
ALFCF excluding non-controlling interest	170.3	147.0
(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended March 31, 2026, primarily related to one-off consulting fees.
(d)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(e)	Corporate capital expenditure, which is non-discretionary in nature, consists primarily of routine spending on information technology infrastructure.

Consolidated net leverage ratio

We define consolidated net leverage ratio as the ratio of consolidated net leverage (being the aggregate outstanding indebtedness of IHS Holding Limited and its restricted subsidiaries on a consolidated basis) to consolidated Adjusted EBITDA for the most recently ended four fiscal quarters (“LTM Adjusted EBITDA”), as further adjusted to reflect the provisions of the indentures governing the Senior Notes(a). We use LTM Adjusted EBITDA to maintain as much consistency as possible with the calculations established by our debt covenants included in the indentures relating to our Senior Notes.

We believe consolidated net leverage ratio is useful to investors and is used by our management for managing capital resources. Consolidated net leverage ratio is not a measure of performance under IFRS Accounting Standards and accordingly, investors and prospective investors should not place undue reliance on this measure.

The following is a reconciliation of the consolidated net leverage ratio as of March 31, 2026, December 31, 2025, September 30, 2025, June 30, 2025, March 31, 2025, including a reconciliation of consolidated net leverage from the most directly comparable IFRS measure, which is borrowings:

	March 31,	December 31,	September 30,	June 30,	March 31,
	2026	2025	2025	2025	2025
	$'m	$'m	$'m	$'m	$'m

Borrowings	3,136.1	3,137.7	3,270.7	3,239.6	3,382.6
Lease liabilities	366.0	372.4	624.7	594.8	574.8
Borrowings and lease liabilities classified as held for sale	397.9	370.5	18.7	19.5	-
Less: Cash and cash equivalents	(940.5)	(825.7)	(647.6)	(531.8)	(629.0)
Less: Cash and cash equivalents classified as held for sale	(26.0)	(27.6)	(3.9)	(1.3)	-
Consolidated net leverage	2,933.5	3,027.3	3,262.6	3,320.8	3,328.4

LTM Adjusted EBITDA	1,028.5	1,012.3	1,008.9	993.4	995.8
Exclude: amounts related to disposals	(19.9)	(29.5)	(7.4)	(15.5)	(21.7)
	1,008.6	982.8	1,001.5	977.9	974.1

Consolidated net leverage ratio	2.9x	3.1x	3.3x	3.4x	3.4x

(a)	“Senior Notes” refers to the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes and the 2031 Notes, collectively.

Rounding

Certain numbers, sums, and percentages in this press release may be impacted by rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented.